FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Readies for Summer Drilling at Vinasale and

Secures $1.8 million in Equipment Financing

May 20, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to   announce that field activities on the Vinasale gold project, located 16 miles south of McGrath in central Alaska, will commence in early July. The 2008 program will include ground based geophysics and core drilling aimed at expanding the known limits of the Vinasale deposit.

Freegold’s 2007 exploration program was focused on identifying additional targets in the vicinity of the Vinasale deposit, as previous operators completed only limited systematic work on the surrounding lands. Freegold’s program included stream and soil sampling on relatively unexplored parts of the property, followed by an airborne geophysical program which covered the entire property in order to delineate additional areas for subsequent follow-up.

Freegold's 2008 program will focus on the Vinasale deposit, where previous operators drilled 36 holes from 1990 to 1994 on approximately 200-foot spacing within the Central Zone.  These holes were used to generate a non-43-101 compliant historical resource of 920,000 ounces of gold (18.04 million tons grading 0.051 oz/ton).  (Note that these resource figures are historical in nature and are provided for information purposes only.  They are not 43-101 compliant, and as such, should not be relied upon).

Freegold’s summer program will include additional sampling, ground geophysics and drilling aimed at confirming and expanding the known gold mineralization within the property.  Following the completion of ground-based geophysics in the deposit area in July, a 2,000 foot drill program will be undertaken in order to provide Freegold with a better understanding of the structural controls of the deposit and to expand the area known to contain gold mineralization.  Following the completion of this season’s drilling program, a new 43-101 compliant resource is expected to be completed.

Freegold holds a Mining Exploration Agreement with Option to Lease with Doyon Limited, an Alaskan Native Regional Corporation, on Doyon's 100% interest in the Vinasale Gold Property.  Further information on the terms of this agreement can be found in the news release dated March 2, 2007.   The Vinasale gold deposit occurs in the same northeast trending belt of igneous intrusion-related deposits that include the 33 million ounce Donlin Creek gold deposit and the Nixon Fork gold mine.

Convertible Secured Loan Facility

Freegold is also pleased to announce that it has reached agreement to raise US $1,791,000 in a convertible loan facility that will be secured against its bulk sampling related equipment at Golden Summit and against private property that was recently purchased in January adjacent to the Golden Summit property.  The loan has a term of 2 years, with the Lenders having the right to accelerate the maturity of the facility any time after the first anniversary of the closing, should Freegold raise additional debt, equity or receive asset sales aggregating $3 million or more.  The Lenders also have the right during the term to convert the outstanding principal, in whole or in part, into Freegold common shares at a conversion price of US $1.23/share.  The interest rate for the loan is 4% per annum, payable quarterly.  No fees were paid in relation to the closing or arrangement of this facility.  The foregoing is subject to finalization of definitive documentation and regulatory approval.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production, and that has a proven track-record in transitioning exploration companies into gold producers.   The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has recently finalized a 54,700-foot drilling program which has successful identified numerous extensions to the gold mineralization, along with newly identified open-ended areas of molybdenum mineralization. The Company is in the process of generating a new 43-101 resource which will be followed with the commencement of new economic evaluations.  Freegold's 40,100-foot drill program in 2007 continued to discovery new high-grade veins and bulk tonnage shear zones on its 93% controlled Golden Summit project outside Fairbanks, Alaska. Over 7 million ounces of gold has historically been recovered from Golden Summit which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.  Further evaluation and expansion of the mineralization is currently being undertaken with a combination of closely spaced shallow drilling, deeper, systematic core drilling and on-going bulk sampling program, which includes seasonal processing of gold mineralization using an on-site gravity-based concentration plant.  Drilling in 2008 will also be conducted on the company’s 100% controlled Rob property, where the Company has intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo, and on the Vinasale property, where the Company has entered into an exploration agreement with option to lease on a 140,000 acre property in Alaska which contains the previously identified Vinasale gold deposit.

The Qualified Person, Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited has reviewed and approved the contents of this release.

On behalf of the Board of Directors

For further information:

Mark Feeney – Investor Relations

“Steve Manz”

1.604.786.2587

Steve Manz, President and C.E.O.

mfeeney@freegoldventures.com

DISCLAIMER - This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.    The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

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